SO 2/21/03

03002032

19 2/20/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 19 2003

SEC FILE NUMBER
8-41810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CATERPILLAR SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 HAMILTON BOULEVARD, SUITE 1200
(No. and Street)

PEORIA (City) ILLINOIS (State) 61602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED L. KAUFMAN 309-675-5159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

411 HAMILTON BOULEVARD, SUITE 1110, PEORIA, ILLINOIS 61602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED L. KAUFMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CATERPILLAR SECURITIES INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fred L. Kaufman
Signature

TREASURER
Title

Selena Furr
Notary Public

OFFICIAL SEAL
SELENA FURR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/24/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Caterpillar Securities Inc.

Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

CATERPILLAR SECURITIES INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

	Page
Report of Independent Accountants	1
Financial statements:	
Balance Sheet	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6
Supplemental schedules:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Uniform Net Capital Rule 15c3-3 of the Securities and Exchange Commission	9
Appendix:	
Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5	10

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
411 Hamilton Boulevard
Suite 1110
Peoria IL 61602-1135
Telephone (309) 676 8945
Facsimile (309) 676 8557

Report of Independent Accountants

To the Board of Directors and Stockholder of
Caterpillar Securities Inc.

In our opinion, the accompanying balance sheet and the related statements of income, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of Caterpillar Securities Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Caterpillar Securities Inc. is a wholly-owned indirect subsidiary of Caterpillar Inc. and, as disclosed in the financial statements, has extensive transactions and relationships with Caterpillar Inc. and its subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit as of and for the year ended December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Peoria, Illinois
January 31, 2003

CATERPILLAR SECURITIES INC.

BALANCE SHEET
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$1,368,348	$1,316,113
Interest receivable	794	2,415
Total assets	$1,369,142	$1,318,528
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expense	$	$ 900
Income taxes payable	35,169	48,969
Total liabilities	35,169	49,869
Stockholder's equity:		
Common stock - $100 par value - 1,000 shares authorized, 50 shares issued and outstanding	5,000	5,000
Additional paid-in capital	4,330	4,330
Retained earnings	1,324,643	1,259,329
Total stockholder's equity	1,333,973	1,268,659
Total liabilities and stockholder's equity	$1,369,142	$1,318,528

(See notes to financial statements)

CATERPILLAR SECURITIES INC.

STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Management fees	$ 180,000	$ 180,000
Investment broker fees	25,000	25,000
Interest	20,861	49,596
	225,861	254,596
Expenses:		
General and administrative	125,378	114,685
Income before income taxes	100,483	139,911
Provision for income taxes	35,169	48,969
Net income	$ 65,314	$ 90,942

(See notes to financial statements)

CATERPILLAR SECURITIES INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net cash provided by operating activities:-		
Net income	$ 65,314	$ 90,942
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities -		
Interest receivable	1,621	4,052
Accrued expense	(900)	(300)
Income taxes payable	(13,800)	(10,154)
Net cash provided by operating activities	52,235	84,540
Net increase in cash and cash equivalents	52,235	84,540
Cash and cash equivalents at beginning of year	1,316,113	1,231,573
Cash and cash equivalents at end of year	$1,368,348	$ 1,316,113

Supplemental disclosure of cash flow information:

	2002	2001
Cash paid during the year for income taxes	$ 48,969	$ 59,123

(See notes to financial statements)

CATERPILLAR SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2000	$ 5,000	$ 4,330	$1,168,387	$1,177,717
Net income for 2001			90,942	90,942
Balance at December 31, 2001	5,000	4,330	1,259,329	1,268,659
Net income for 2002			65,314	65,314
Balance at December 31, 2002	$ 5,000	$ 4,330	$1,324,643	$1,333,973

(See notes to financial statements)

CATERPILLAR SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS:

Caterpillar Securities Inc. (the Company) is a wholly-owned subsidiary of Caterpillar Investment Management Ltd. (CIML - the Parent). CIML is a wholly-owned subsidiary of Caterpillar Inc. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company distributes shares of a parent-sponsored group of mutual funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition

Management fee revenues and investment broker fees are recorded in the period the service is rendered. Interest income is recorded as earned.

Income taxes

The Company's results of operations are consolidated with the Parent and are included in the consolidated federal and state tax returns of Caterpillar Inc. Consistent with the Parent, the Company accounts for its income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes." The Company provides for federal income taxes under the provisions of a tax sharing arrangement whereby the Company is allocated a pro rata portion of the consolidated federal tax liability or receivable. Caterpillar Inc. has agreed to allocate no state tax liability or refund to its subsidiaries. Thus, the Company accrued no state tax liability in either 2002 or 2001.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates the fair value.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent liabilities. Actual results could differ from these estimates.

NOTE 3 - INCOME TAXES:

As discussed in Note 2, Caterpillar Inc. has agreed to allocate no state tax liability or refund to its subsidiaries. Thus, the Company accrued no state tax liability in either 2002 or 2001. As a result, the Company's provision for income taxes for the years ended December 31, 2002 and 2001 represents only federal taxes.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company entered into an agreement with a subsidiary of Caterpillar Inc. whereby the Company distributes securities offered for sale by the subsidiary. The Company received fees of $25,000 for these services in both 2002 and 2001.

The Parent is the sponsor of The Preferred Group of Mutual Funds (Preferred Funds) which were organized and began operations in 1992. As of December 31, 2002, the Preferred Funds are composed of the following:

- Preferred Large Cap Value Fund
- Preferred Large Cap Growth Fund
- Preferred International Value Fund
- Preferred Fixed Income Fund
- Preferred Mid Cap Growth Fund
- Preferred Asset Allocation Fund
- Preferred Short-Term Government Securities Fund
- Preferred Small Cap Growth Fund
- Preferred Money Market Fund
- Preferred International Growth Fund

The Company has a fee agreement with the Parent relating to services provided in connection with all federal and state securities law registration requirements applicable to the Preferred Funds. Revenues pursuant to this agreement were $180,000 in 2002 and 2001.

By agreement, the Parent provides equipment, personnel, and administrative and support services required in the conduct of business at no charge to the Company. Costs associated with these items and services were not significant. In addition, the Company receives no revenue and incurs no expenses for fund distribution services, as those services are provided by employees of the Parent.

As described in Note 2, the Company provides for income taxes under the provisions of a tax sharing arrangement with Caterpillar Inc.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to Rule 15c3-1, at December 31, 2002, the Company had net capital of $1,306,803, which was $1,301,803 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

SUPPLEMENTAL SCHEDULES

CATERPILLAR SECURITIES INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital:-	
Stockholder's equity	$1,333,973
Haircut on securities (computed pursuant to Rule 15c3-1(f):	
Money market fund	(27,170)
Net capital (as defined)	$1,306,803
Aggregate indebtedness:	
Total liabilities per financial statements	$ 35,169
Total aggregate indebtedness (as defined)	$ 35,169
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1500%	$1,301,803
Excess net capital at 1000%	$1,301,803
Ratio of the aggregate indebtedness to net capital	.03 to 1

No material differences exist between the above calculation and the computation included in the Company's unaudited FOCUS Report (Part IIA of Form X-17A-5) as of December 31, 2002.

SCHEDULE II

CATERPILLAR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company claims exemption from Uniform Net Capital Rule 15c3-3 of the Securities and Exchange Commission because it does not carry securities accounts for customers or perform custodial functions related to customer securities.

APPENDIX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
411 Hamilton Boulevard
Suite 1110
Peoria IL 61602-1135
Telephone (309) 676 8945
Facsimile (309) 676 8557

Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Caterpillar Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Caterpillar Securities Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Peoria, Illinois
January 31, 2003